Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated July 6, 2020

Registration Nos. 333-225723 and 333-225723-01

FINAL TERM SHEET

Vale Overseas Limited

US$1,500,000,000

3.750% Guaranteed Notes due 2030

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of Securities:	3.750% Guaranteed Notes due 2030 (the “Securities”)

Aggregate Principal Amount:	US$1,500,000,000

Price to the Public:	99.176% of the principal amount plus accrued interest from July 8, 2020, if settlement occurs after that date

Gross Proceeds:	US$1,487,640,000

Annual Interest Rate:	3.750% from July 8, 2020 based upon a 360-day year consisting of twelve 30-day months

Maturity Date:	July 8, 2030

Interest Payment Dates:	Interest on the notes will be payable semi-annually on January 8 and July 8 of each year, beginning on January 8, 2021

Yield to Maturity:	3.850%

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-15+ and 0.679%

Spread to Benchmark Treasury:	+317.1 bps

Pricing Date:	July 6, 2020

Settlement Date:	July 8, 2020 (T+2)

Expected Ratings*:	Ba1 stable (Moody’s) / BBB- negative (S&P) / BBB- stable (Fitch) / BBBL stable (DBRS)

Minimum Denominations:	US$2,000/US$1,000

Optional Redemption:

Make-Whole Call:	At any time prior to April 8, 2030, at the greater of (i) 100% of the principal amount redeemed and (ii) a discount rate of Treasury plus 50 basis points

Par Call:	On or after April 8, 2030, at 100% of the principal amount redeemed

Joint Bookrunners:	BB Securities Limited Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Offering Format:	SEC-Registered

CUSIP:	91911T AQ6

ISIN:	US91911TAQ67

Expected Listing:	Application will be made to list the notes on the New York Stock Exchange.

Governing Law:	State of New York

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about July 8, 2020, which will be the second business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+2”). Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. at +1 (800) 831-9146 (US toll free); Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (US toll free); Mizuho Securities USA LLC at +1 (866) 271-7403 (US toll free); MUFG Securities Americas Inc. at +1 (877) 649-6848 (US toll free); SMBC Nikko Securities America, Inc. at +1 (888) 868-6856 (US toll free); or, if calling from outside the U.S., by collect calling BB Securities Limited at +44 (20) 7367-5800 att. Operations Department.